FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Axtel, S.A. de C.V., one of the leading telecommunications services providers in Mexico, today announced its unaudited second quarter results ended September 30, 2006. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of September 30, 2006. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Revenues

We derive our revenues from:

—
Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged with a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services and internet service when requested by the customer.

—	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

—
Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line services charged on a monthly basis.

Revenues from operations

Revenues from operations increased to Ps. 1,497.8 million in the third quarter of year 2006 from Ps. 1,299.9 million for the same period in 2005, an increase of Ps. 197.9 million or 15%.

Revenues from operations increased to Ps. 5,612.2 million in the twelve month period ended September 30, 2006, compared to Ps. 4,828.3 million in the same period in 2005, an increase of Ps. 783.9 million or 16%.

Our lines in service at the end of the third quarter of 2006 increased to 733,067 compared to 567,191 at the end of the same period in 2005, an increase of 29%. At the end of the third quarter of 2006, internet subscribers totaled 61,062 from 43,065 at the end of the third quarter of 2005, a 42% increase. Non dial-up subscribers represented 69% or 42,205 of the total third-quarter 2006 figure.

We derived our revenues from the following sources:

Local services. Local service revenues increased to Ps. 1,078.9 million for the three-month period ended September 30, 2006, from Ps. 935.8 million for the same period ended in 2005, an increase of Ps. 143.1 million, or 15%. For the twelve-month period ended September 30, 2006, revenue from local services increased to Ps. 4,070.4 million, an increase of Ps. 634.9 million, or 19%, from Ps. 3,435.5 million recorded in the same period in 2005. The main drivers of these improvements were increased monthly rents and increased revenues from cellular consumption due to a higher number of lines in service in existing and new cities opened in 2006.

Long distance services. Long distance service revenues increased to Ps. 126.8 million for the three-month period ended September 30, 2006, from Ps. 121.6 million in the same period in 2005, an increase of Ps. 5.2 million or 4%. For the twelve month period ended September 30, 2006, long distance services increased to Ps. 474.9 million from Ps. 452.2 million registered in the same period in 2005, an increment of Ps. 22.7 million or 5%.

Other services. Revenue from other services increased to Ps. 292.1 million in the third quarter of 2006, a positive variation of Ps. 49.6 million, or 20%, from Ps. 242.5 million in the same period in 2005. Other services revenue increased to Ps. 1,066.8 million for the twelve month period ended September 30, 2006, from Ps. 940.5 million for the same period in 2005, an increment of Ps. 126.3 million or 13%.

Consumption

Local Calls. Local calls increased to 506.9 million for the three-month period ended September 30, 2006, an increase of 81.4 million, or 19%, from 425.5 million recorded in the same period in 2005. For the twelve month period ended September 30, 2006, local calls increased to 1,879.6 million from 1,503.4 million in the same period in 2005, an increment of 376.1 million calls or 25%. A higher number of lines in service was the main driver for these increases.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 198.6 million for the three-month period ended September 30, 2006, from 154.3 million in the same period in 2005, an increase of 44.3 million or 29%. For the twelve month period ended September 30, 2006, cellular minutes increased 183.8 million, or 33%, from 550.0 million registered in the the twelve-month period ended September 30, 2005, to 733.8 million in the same period in 2006.

Long distance. Long distance minutes increased to 157.4 million for the three-month period ended September 30, 2006 from 129.1 million in the same period in 2005, an increment of 28.3 million or 22%. For the twelve month period ended September 30, 2006, long distance minutes increased to 552.1 million, from 456.8 million in the same period in 2005, an increase of 95.3 million of minutes, or 21%. Both increases are explained by the larger consumption of bundled offers that incorporate long distance minutes.

Cost of Revenues and Operating Expenses1
Cost of Revenues. For the three-month period ended September 30, 2006, the cost of revenues increased to Ps. 457.3 million, an increase of Ps. 61.9 million compared with the same period of 2005. For the twelve month period ended September 30, 2006, the cost of revenues reached Ps. 1,724.7 million, an increase of Ps. 199.6 million in comparison with the same period in 2005. These increases were mainly due to a higher consumption in cellular minutes.

Gross Profit. Gross profit is defined as revenues minus costs of revenues. For the third quarter of 2006, the gross profit accounted for Ps. 1,040.5 million, an increase of Ps. 135.9 million or 15%, compared with the same period in 2005. For the twelve month period ended September 30, 2006, our gross profit increased to Ps. 3,887.5 million, compared to Ps. 3,303.1 million recorded in the same period of 2005, an increase of Ps. 584.3 million or 18%.

Operating expenses For the third quarter of year 2006, operating expenses increased Ps. 75.3 million, or 17%, to Ps. 514.2 million from Ps. 438.9 million for the same period in 2005. Additional expenses associated with the five new cities opened in 2006 was the main factor that generated this increase. For the twelve month period ended September 30, 2006, operating expenses increased to Ps. 1,888.7 million from Ps. 1,698.8 million in the same period in 2005, an increase of Ps. 189.8 million. This increase was attributable primarily to salaries, rents, sales commissions and network maintenance based on the larger operational level of the Company.

_______________________________________
1 Our costs are categorized as follows:

    Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment  processing, operator services and our leasing of private circuit links. Operating expenses include costs incurred in connection with general and administrative matters which incorporate  compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network. Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and the cost of spectrum licenses.

Adjusted EBITDA and Others

Adjusted EBITDA. The Adjusted EBITDA was Ps. 526.2 million for the three-month period ended September 30, 2006 as compared to Ps. 465.6 million for the same period in 2005, an increase of 13%. As a percentage of total revenues it was 35.1% for the three month period ended September 30, 2006. For the twelve-month period ended September 30, 2006 increased to Ps. 1,998.8 million, compared to Ps. 1,604.3 million in the same period in year 2005, an increase of Ps. 394.5 million, or 25%. For additional detail on the Adjusted EBITDA Reconciliation, go to Axtel’s web site at www.axtel.com.mx.

Depreciation and Amortization. As a result of the continuing expansion of our asset base, depreciation and amortization increased to Ps. 364.9 million for the three-month period ended September 30, 2006 from Ps. 289.2 million for the same period in 2005, an increase of Ps. 75.7 million or 26%. Depreciation and amortization for the twelve-month period ended September 30, 2006 reached Ps. 1,363.6 million, from Ps. 1,113.5 million in the same period in 2005, an increase of Ps. 250.2 million, or 22%.

Operating Income (loss). Operating income increased to Ps. 161.3 million in the three-month period ended September 30, 2006 from an operating income of Ps. 176.4 million in the same period in 2005, a decrease of Ps. 15.0 million or 9%. For the twelve month period ended September 30, 2006 our operating income increased to Ps. 635.1 million from Ps. 490.8 million in the same period of 2005, an increase of Ps. 144.3 million or 29%.

Comprehensive financial result. The comprehensive financial loss was Ps. 11.7 million for the three-month period ended September 30, 2006, compared to a loss of Ps. 76.4 million for the same period in 2005. The reduced loss in the third quarter of 2006 was a result of a 30% lower interest expense combined with a non-cash foreign exchange gain of Ps. 32.9 million. For the twelve-month period ended September 30, 2006, the comprehensive financial result was a loss of Ps. 301.2 million, compared to Ps. 154.1 million in the same period in 2005, a larger loss of Ps. 147.1 million. For the twelve-month period ended September 30, 2006, the 95% larger loss is partially explained by the early redemption of our 11% Senior Notes and by a 111% higher non-cash foreign exchange loss.

Capital Expenditures. AXTEL invested Ps. 402.5 million in fixed assets during the third quarter of 2006 vs. Ps. 418.4 million during the same period in 2005, a 4% decrease. For the twelve month period ended September 30, 2006, Axtel invested Ps. 1,749.5 million in fixed assets compared to Ps. 1,590.6 million in the same period of 2005, an increase of Ps. 158.9 million or 10%. This investment was targeted towards the expansion of our network infrastructure in existing and new cities.

Highlights. During this quarter, AXTEL launched operations in Irapuato, completing its planned geographic expansion for the year. Irapuato represents the 17th city of operations for AXTEL.

About Axtel

AXTEL is one of the leading fixed-line telecommunications providers in Mexico. It offers local services, national and international long distance services, internet and value-added services. It provides a basic telecom infrastructure in Mexico through its intelligent network, offering a wide range of services to all its markets. Headquartered in Monterrey, AXTEL also has presence in Guadalajara, Leon, Mexico, Puebla, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Cd. Juarez, Tijuana, Torreon, Veracruz, Chihuahua, Celaya and Irapuato.

Visit AXTEL on the web at www.axtel.com.mx

For additional information please contact:
Adrian de los Santos
Investor Relations
adelossantos@axtel.com.mx

**Financial Tables will Follow**

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
September 30, 2006 and 2005

(Thousand of constant pesos with purchasing power as of September 30, 2006)

ASSETS	Sep-06	Sep-05
Current assets:
Cash and equivalents	1,062,878	1,077,123
Accounts receivable	765,839	665,147
Refundable taxes and other accounts receivable	77,033	131,794
Prepaid Expenses	18,093	39,872
Inventories	71,321	61,622
Accounts receivable from related parties	-	-
Financial Instruments	-	-
Total current assets	1,995,164	1,975,558
Non current assets
Property, plant and equipment, net	7,427,804	6,902,881
Long-term accounts receivable	20,461	19,857
Telephone concession rights	648,924	702,892
Pre-operating results, net	157,934	184,293
Deferred income tax	-	50,316
Other assets	159,266	159,273
Total non current assets	8,414,389	8,019,512
TOTAL ASSETS	10,409,553	9,995,070
LIABILITIES
Current liabilities
Account payable & Accrued expenses	607,742	517,525
Accrued Interest	58,019	90,862
Short-term debt	-	2,407
Current portion of long-term debt	44,678	41,393
Taxes payable	42,597	25,606
Financial Instruments	71,724	79,653
Other accounts payable	258,725	247,682
Due to related party	-	-
Total current liabilities	1,083,485	1,005,128
Long-term debt
Long-term debt	1,865,075	2,905,079
Deferred income tax	39,601	-
Seniority premiums	3,313	2,213
Allowance for severance payments	22,209	-
Other long-term liabilities	2,495	2,373
Premium on bond issuance	-	-
Total long-term debt	1,932,693	2,909,665
TOTAL LIABILITIES	3,016,178	3,914,793
STOCKHOLDERS EQUITY
Capital stock	8,221,230	7,508,954
Additional paid-in capital	518,559	148,574
Accumulated losses	(1,443,689)	(1,655,098)
Cumulative deferred income tax effect	125,215	125,215
Change in the fair value of derivative instruments	(27,940)	(47,368)
TOTAL STOCKHOLDERS EQUITY	7,393,375	6,080,277
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	10,409,553	9,995,070

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
Periods ended September 30, 2006 and 2005
(Thousand pesos of constant purchasing power as of September 30, 2006)

	Third Quarter ended September 30			LTM ended September 30
	2006	2005	Effect	2006	2005	Effect
Total Revenues	Ps.$1,497,750	Ps.$1,299,876	15.2%	Ps.$5,612,165	Ps.$4,828,252	16.2%
Operating cost and expenses
Cost of sales and services	(457,298)	(395,386)	-15.7%	(1,724,668)	(1,525,102)	-13.1%
Selling and administrative expenses	(514,198)	(438,919)	-17.2%	(1,888,724)	(1,698,847)	-11.2%
Depreciation and amortization	(364,906)	(289,215)	-26.2%	(1,363,639)	(1,113,479)	-22.5%
Total Operating Costs and Expenses	(1,336,402)	(1,123,520)	-18.9%	(4,977,031)	(4,337,428)	-14.7%
Operating income (loss)	161,348	176,356	-8.5%	635,134	490,824	29.4%
Comprehensive financing result:
Interest expense	(68,993)	(98,746)	30.1%	(421,942)	(362,950)	-16.3%
Interest income	14,700	12,405	18.5%	89,170	43,952	102.9%
Net interest income (expense)	(54,293)	(86,341)	37.1%	(332,772)	(318,998)	-4.3%
Foreign exchange gain (loss), net	32,966	(2,912)	N/A	(11,880)	105,848	N/A
Monetary position gain	9,619	12,867	-25.2%	43,500	59,079	-26.4%
Comprehensive financing results, net	(11,708)	(76,386)	84.7%	(301,152)	(154,071)	-95.5%
Other income (expenses), net	(2,832)	11,160	N/A	(14,171)	14,875	N/A
Special item	-	-	N/A	-	-	N/A
Income (loss) before income taxes and employees’ profit sharing	146,808	111,130	32.1%	319,811	351,628	-9.0%
Asset Tax	-	-	N/A	-	-	N/A
Deferred income tax	(36,841)	(38,940)	5.4%	(108,402)	(215,932)	49.8%
Deferred employees’ profit sharing	-	-	N/A	-	-	N/A
Total income tax and employees’ profit sharing	(36,841)	(38,940)	5.4%	(108,402)	(215,932)	49.8%
Net income (Loss)	Ps.$109,967	72,190	52.3%	Ps.$211,409	135,696	55.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006	Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer